AMENDMENT DATED 2/22/98 TO 1996 DIRECTORS' PLAN

               Paragraph 8(a) of the Directors' Plan is amended as follows:

                    "The option price for the Shares to be  issued pursuant
               to any Option shall in no event be less than the fair market value of such Shares on the date the Option is granted. Fair market value of the Common Stock shall be determined in good faith by the Board, using such criteria as it deems relevant; provided, however, that in the event the Common Stock is listed on a national securities exchange (within the meaning of Section 6 of the Exchange Act) or on the NASDAQ National Market System (or any successor national market system), the fair market value per Share shall be the closing price on such exchange on the date of grant of the Option, as reported in THE WALL STREET JOURNAL (or, if no so reported, as otherwise reported by the National Association of Securities Dealers Automated Quotation (NASDAQ) System), or, if there is a public market for the Common Stock but the Common Stock is not listed on a national securities exchange, the fair market value per Share shall be the average of the last reported bid and asked prices of the Common Stock on the date of grant, as reported in THE WALL STREET JOURNAL."